UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  November 12, 2025

FIRST COMMUNITY BANKSHARES, INC.

(Exact name of registrant as specified in its charter)

Virginia	000-19297	55-0694814
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 989 Bluefield, Virginia	24605-0989
(Address of principal executive offices)	(Zip Code)

(276) 326-9000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒         Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐         Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐         Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐         Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $1.00 per share	FCBC	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

Receipt of Regulatory Approval from the Federal Reserve Bank of Richmond

On November 6, 2025, First Community Bankshares, Inc. (“First Community”) received regulatory approval from the Federal Reserve Bank of Richmond, acting on delegated authority from the Board of Governors of the Federal Reserve System, to merge Union Bank, Inc., a wholly-owned subsidiary of Hometown Bancshares, Inc. (“Hometown”), with and into First Community Bank, a wholly-owned subsidiary of First Community (the “Bank Merger”) in connection with the previously announced merger (the “Merger”) of Hometown with and into First Community pursuant to the Agreement and Plan of Merger dated July 19, 2025 (the “Merger Agreement”), by and between First Community and Hometown. In addition, the Federal Reserve Bank of Richmond approved First Community’s request for a waiver from the requirement to file an application under the Bank Holding Company Act of 1956 to acquire Hometown pursuant to the Merger Agreement. The West Virginia Division of Financial Institutions previously issued a no objection to the Merger and the Bank Merger. The Merger and the Bank Merger remain subject to the approval from the Virginia State Corporation Commission Bureau of Financial Institutions, Hometown’s shareholders and other customary closing conditions.

Amendment and Supplement of the Proxy Statement/Prospectus

In connection with the Merger, First Community filed a proxy statement/prospectus on Form S-4 (File No. 333-290201) (the “Proxy Statement/Prospectus”), which automatically became effective on October 27, 2025, and was first mailed or otherwise delivered to the shareholders of Hometown on or about October 28, 2025. Defined terms used but not defined herein have the meanings set forth in the Proxy Statement/Prospectus and all page references are to pages in the Proxy Statement/Prospectus.

First Community is filing this Current Report on Form 8-K to amend and supplement the Proxy Statement/Prospectus in order to correct an error in the Proxy Statement/Prospectus concerning the indication of interest received by Hometown from Institution A. The correction to the existing disclosure in the Proxy Statement/Prospectus is set forth below. Other than this correction, the Proxy Statement/Prospectus remains unchanged, and this supplement does not otherwise amend, supplement, or affect the Proxy Statement/Prospectus. From and after the date of this supplement, any references to the “Proxy Statement/Prospectus” are to the Proxy Statement/Prospectus as amended and supplemented by this supplement. This supplement should be read in conjunction with the Proxy Statement/Prospectus and the other proxy materials previously made available to shareholders in connection with the Hometown special meeting. If you have already voted your shares, you do not need to vote again unless you would like to change or revoke your prior vote on any proposal.

Error Correction (Page 34 Proxy Statement/Prospectus). The second sentence of the second paragraph on page 34 of the Proxy Statement/Prospectus is hereby amended and restated in its entirety to read:

“Institution A proposed a 100% cash transaction and valued Hometown at a lower valuation than the terms of First Community’s indication of interest, discussed below.”

On November 12, 2025, Hometown sent a letter to its shareholders addressing the aforementioned correction. A copy of the letter is attached hereto as Exhibit 99.1.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Description
99.1*	Letter to Hometown Shareholders dated November 12, 2025.
104	Cover Page Interactive Data File (formatted as Inline XBRL).

* Furnished, not filed.

Additional Information and Where to Find It:

In connection with the proposed transaction between Hometown and First Community, First Community has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”) that includes a proxy statement for a special meeting of Hometown’s shareholders to approve the proposed transaction and that also constitutes a prospectus for the First Community common stock that will be issued in the proposed transaction, as well as other relevant documents concerning the proposed transaction. The Registration Statement automatically became effective and First Community filed a final prospectus with the SEC on October 27, 2025, and on October 28, 2025, Hometown commenced mailing of the proxy statement to its shareholders. This communication is not a substitute for the proxy statement/prospectus or the Registration Statement or for any other document that First Community may file with the SEC or send to Hometown’s shareholders in connection with the proposed transaction. Shareholders of Hometown are urged to read carefully the Registration Statement and accompanying proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain or will contain important information.

Copies of the Registration Statement and of the proxy statement/prospectus and other filings incorporated by reference therein, as well as other filings containing information about First Community, can be obtained, free of charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and First Community’s filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to First Community Bankshares, Inc., P.O. Box 989 Bluefield, Virginia 24605-0989, Attention: Corporate Secretary, (276) 326-9000 or by accessing First Community’s website at https://ir.fcbresource.com under the tab “SEC Filings”.

Participants in the Solicitation:

First Community, Hometown, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from shareholders of Hometown in respect of the proposed transaction. Information regarding the directors and executive officers of First Community may be found in its definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on March 10, 2025 and its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on March 7, 2025, each of which can be obtained free of charge from First Community’s website. Information regarding the directors and executive officers of Hometown, the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials filed with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST COMMUNITY BANKSHARES, INC.

Date: November 12, 2025	By:	/s/ David D. Brown
	Name:	David D. Brown
	Title:	Chief Financial Officer